UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2 (a)

                                (Amendment No. )1
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                             Repap Enterprises, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    76026M309
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                                 (CUSIP Number)

      Martin J. Whitman, 767 Third Avenue, New York, NY 10017, (212)888-6685
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  June 24, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1 (g), check the following box [X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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CUSIP No.  76026M309                                    Page  2   of  8
------------------------------------         -----------------------------------

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  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         EQSF Advisers, Inc.
         (EIN 13-3354359)

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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [    ]
                                                                   (b)  [    ]
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  3      SEC USE ONLY

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  4      SOURCE OF FUNDS*
         WC
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  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                       [    ]

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  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         New York Corporation
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                                 7      SOLE VOTING POWER

                                        139,605,679

          NUMBER OF
                               -------------------------------------------------
                               -------------------------------------------------
            SHARES               8      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     None
                               -------------------------------------------------
                               -------------------------------------------------
             EACH                9      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                      139,605,679
                               -------------------------------------------------
                               -------------------------------------------------
             WITH               10      SHARED DISPOSITIVE POWER

                                        None
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 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         139,605,679

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 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [    ]

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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
         18.78%

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         TYPE OF REPORTING PERSON*
 14
         IA

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------         -----------------------------------

CUSIP No.  76026M309                                    Page    3   of   8
------------------------------------         -----------------------------------

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  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Martin J. Whitman

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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                     (b)  [   ]
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  3      SEC USE ONLY

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  4      SOURCE OF FUNDS*
         NA
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  5      CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                       [    ]

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  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
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                                 7      SOLE VOTING POWER

                                        None

          NUMBER OF
                               -------------------------------------------------
                               -------------------------------------------------
            SHARES               8      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                     None
                               -------------------------------------------------
                               -------------------------------------------------
             EACH                9      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                      None
                               -------------------------------------------------
                               -------------------------------------------------
             WITH               10      SHARED DISPOSITIVE POWER

                                        None
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--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

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 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [    ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
         -0-

--------------------------------------------------------------------------------
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         TYPE OF REPORTING PERSON*
 14
         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer

                  This statement relates to the Common Stock, no par value per share, of Repap Enterprises Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 300 Atlantic Street, Suite 200, Stamford, CT 06901.

Item 2.           Identity and Background

                  The persons filing this statement are EQSF Advisers, Inc., a New York corporation ("EQSF"), and Martin J. Whitman, all having their principal place of business at 767 Third Avenue, New York, New York 10017 (EQSF and Mr. Whitman are hereinafter collectively referred to as "Registrants").

                  EQSF is an investment adviser registered under the Investment Advisers Act of 1940 and provides investment advisory services to several registered mutual funds. Mr. Whitman, a United States citizen, is the Chairman of the Board of EQSF and controls (through ownership and an irrevocable proxy) a majority of the outstanding shares of EQSF common stock. Mr. Whitman is also Chairman of the Board and Chief Executive Officer of Danielson Holding
Corporation, a Delaware corporation and an insurance holding company ("DHC"), and M.J. Whitman, Inc., a New York corporation and a registered broker-dealer ("MJW"), both of which have their principal place of business at 767 Third Avenue, New York, NY 10017.

                  Mr. David M. Barse is the President and Chief Operating Officer and a director of EQSF, DHC and MJW. Michael Carney is the Treasurer and Chief Financial Officer of EQSF, DHC and MJW. Ian M. Kirschner is the Secretary and General Counsel of EQSF, DHC and MJW. Barbara Whitman is a registered representative at MJW and a director of EQSF. The principal place of business of each of the foregoing is 767 Third Avenue, New York, New York 10017.

                  None of the Registrants nor any executive officer or director of EQSF has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                  The shares subject to this report were purchased by Third Avenue Value Fund ("TAVF") and Third Avenue Small-Cap Value Fund ("Small-Cap Value"), two of the mutual funds for which EQSF is the investment adviser. The aggregate purchase price of the 126,605,679 shares of the Issuer purchased by TAVF was $6,671,239. The aggregate purchase price of the 13,000,000 shares of the Issuer purchased by Small-Cap Value was $685,010. All of such shares were paid for with the respective working capital of TAVF and Small-Cap Value.

Item 4.  Purpose of Transaction

                  The  Registrants  have  acquired  their shares for  investment purposes and not with a view to acquiring control of the Issuer and previously filed a Form 13-G with respect to the shares of the Issuer reported in this Form. The Registrants became aware of a conflict between the Chairman of the Board and the operating management of the Issuer and the desire of operating management and other shareholders of the Issuer to replace the Chairman of the Board and the outside directors of the Issuer. The Registrants were supportive of the efforts of operating management of the Issuer and those other shareholders. In connection with the replacement of the outside directors of the Issuer, the Registrants proposed the nomination of one director who is a Trustee of TAVF and Small-Cap Value.

Item 5.  Interest in Securities of the Issuer

                  EQSF is the beneficial owner of 139,605,679 shares of the Issuer, which constitutes approximately 18.78% of the outstanding shares of the Issuer based on the number of such shares outstanding according to the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 1999. EQSF has the sole power to vote and to direct the disposition of the shares of the Issuer. Mr. Whitman may be deemed to have beneficial ownership of the shares of the Issuer beneficially owned by EQSF by reason of his control of EQSF. Mr. Whitman disclaims beneficial ownership of such shares for all other purposes. TAVF, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 126,605,679 of the shares reported by EQSF and Small-Cap Value, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 13,000,000 of the shares reported by EQSF.

                  No transactions in the shares of the Issuer were effected in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.  Material to Be Filed as Exhibits

                  1.  Joint Filing Agreement dated June 28, 1999.

                  Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 28,1999
------------
        Date

                                             EQSF Advisers, Inc.


                                             By:      /s/ MARTIN J. WHITMAN
                                               ----------------------------
                                                 Name:  Martin J. Whitman
                                                 Title: Chairman, President and
                                                        Chief Executive Officer



                                                     /s/ MARTIN J. WHITMAN
                                               ----------------------------
                                                         Martin J. Whitman